United States securities and exchange commission logo





                                June 9, 2020

       Thomas Ulmer
       Chief Financial Officer
       Immatics B.V.
       2130 West Holcombe Boulevard, Suite 900
       Houston, Texas 77030

                                                        Re: Immatics B.V.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed June 8, 2020
                                                            File No. 333-237702

       Dear Mr. Ulmer:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2020 letter.

       Amendment 2 to Form S-1

       Material Tax Consequences, page 33

   1. We note your response to our prior comment 4 and that the tax opinions filed as Exhibit
                                                        8.1, Exhibit 8.2, and
Exhibit 8.3 are short-form tax opinions. Please revise the tax disclosure in your
registration statement to clearly identify and articulate the opinion counsel. In addition,
please revise your disclosure to remove language that assumes the tax matters at issue
(e.g., "Provided that the Mergers qualify as a 'reorganization' within the meaning of Section
368(a) of the U.S. Tax Code"). Also, please revise Exhibit 8.2 and
                                                        Exhibit 8.3 to state
clearly that the disclosure in the registration statement is the opinion of counsel. For guidance,
refer to Section III of Staff Legal Bulletin No. 19.
 Thomas Ulmer
Immatics B.V.
June 9, 2020
Page 2

       You may contact Li Xiao at (202) 551-4391 or Brian Cascio at (202) 551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.



FirstName LastNameThomas Ulmer                           Sincerely,
Comapany NameImmatics B.V.
                                                         Division of
Corporation Finance
June 9, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName